Distributions to Shareholders

Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital gains distributions determined in accordance with federal tax regulations, which may differ from GAAP. These reclassifications are due to differing treatment for items such as deferral of wash sales, net operating losses and post-
October capital losses.

Accordingly, at June 30, 2001, reclassifications (in thousands) were recorded to increase (decrease) capital by $3, increase
(decrease) net investment income by
($59), and increase (decrease) net realized gain
(loss) on investment transactions
by $56 for the UMB Scout WorldWide Select Fund.